Castor Maritime Inc. Reports Net Income of $8.2 Million for the Three Months Ended June 30, 2023 and Net income of $19 Million for the Six Months Ended June 30, 2023

Limassol, Cyprus, August 8, 2023 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three months and six months ended June 30, 2023.

Earnings Highlights of the Second Quarter Ended June 30, 2023:

■	Total Vessel Revenues from continuing operations: $25.3 million for the three months ended June 30, 2023, as compared to $41.7 million for the three months ended June 30, 2022, or a 39.3% decrease;
■	Net income of $8.2 million for the three months ended June 30, 2023, as compared to $27.8 million for the three months ended June 30, 2022, or a 70.5% decrease;
■	Net income from continuing operations: $8.2 million for the three months ended June 30, 2023, as compared to $22 million for the three months ended June 30, 2022, or a 62.7% decrease;
■
Earnings (basic and diluted) per common share from continuing operations: $0.09 per share for the three months ended June 30, 2023, as compared to $0.23 per share for the three months ended June 30, 2022;

■	EBITDA from continuing operations(1): $16.1 million for the three months ended June 30, 2023, as compared to $27.9 million for the three months ended June 30, 2022;
■	Adjusted EBITDA from continuing operations(1): $13.5 million for the three months ended June 30, 2023, as compared to $27.9 million for the three months ended June 30, 2022;
■	Cash and restricted cash of $38.3 million as of June 30, 2023, as compared to $109.9 million as of December 31, 2022.

Highlights of the Six Months Ended June 30, 2023:

■	Total Vessel Revenues from continuing operations: $49.7 million for the six months ended June 30, 2023, as compared to $79.5 million for the six months ended June 30, 2022, or a 37.5% decrease;
■	Net income of $19 million for the six months ended June 30, 2023, as compared to $47.7 million for the six months ended June 30, 2022, or a 60.2% decrease;
■	Net income from continuing operations: $1.7 million for the six months ended June 30, 2023, as compared to $40.4 million for the six months ended June 30, 2022, or a 95.8% decrease;

■	Earnings (basic and diluted) per common share from continuing operations: $0.02 per share for the six months ended June 30, 2023, as compared to $0.43 per share for the six months ended June 30, 2022;
■	EBITDA from continuing operations(1): $17.7 million for the six months ended June 30, 2023, as compared to $52.2 million for the six months ended June 30, 2022;
■	Adjusted EBITDA from continuing operations(1): $22.8 million for the six months ended June 30, 2023, as compared to $52.2 million for the six months ended June 30, 2022;
■	The spin-off (the “Spin-Off”) of our Aframax/LR2 and Handysize tanker segments to a new Nasdaq listed company, Toro Corp., was completed on March 7, 2023; and
■	Discontinued operations: Following the Spin-Off, the results of the tanker business are reported as discontinued operations for all periods presented.

(1) EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of these measures to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary Second Quarter 2023:

Mr. Petros Panagiotidis, Chairman, Chief Executive Officer and Chief Financial Officer of Castor commented:

“In the second quarter of 2023 we continued to observe a softness in the dry cargo market compared to the second quarter a year ago, which affected our revenues and cash flows. We believe that the dry bulk fundamentals remain healthy given the historically low order book and the expected recovery for the Chinese economy.

We enjoy a strong balance sheet and we remain committed to our growth trajectory by seeking further opportunities in the shipping space.”

Earnings Commentary:

Second Quarter ended June 30, 2023, and 2022 Results

Total vessel revenues from continuing operations for the three months ended June 30, 2023, decreased to $25.3 million from $41.7 million in the same period of 2022. This variation was mainly driven by the decrease in prevailing charter rates of dry bulk vessels. The decrease has been partly offset by the increase in our Available Days (defined below) from 1,786 days in the three months ended June 30, 2022, to 1,904 days in the three months ended June 30, 2023, following the acquisition of two containerships that were delivered to the Company in November 2022, both of which are employed under fixed rate time charter contracts.

The increase in voyage expenses from continuing operations to $1.4 million in the three months ended June 30, 2023, from $0.4 million in the same period of 2022, is mainly associated with the decrease of gain on bunkers by $1.7 million partly offset by: (i) decreased bunkers consumption and (ii) decreased brokerage commission expenses, corresponding to the decrease in vessel revenues discussed above.

The decrease in vessel operating expenses from continuing operations by $0.4 million, to $10.4 million in the three months ended June 30, 2023, from $10.8 million in the same period of 2022, mainly reflects the decrease in repairs, spares and maintenance costs for a number of our dry bulk vessels.

Management fees from continuing operations in the three months ended June 30, 2023, amounted to $1.8 million, whereas in the same period of 2022, management fees totaled $1.5 million. This increase in management fees is mainly due to the increase in our Ownership Days for which our managers charge us a daily management fee, stemming from the expansion of our fleet with the acquisition of the two containerships and the amendments to our management agreements with Castor Ships noted below.

The increase in vessels’ depreciation and amortization costs by $1.2 million, to $5.5 million in the three months ended June 30, 2023, from $4.3 million in the same period of 2022, mainly reflect the increase in our Ownership Days following the acquisition of the two containerships.

General and administrative expenses from continuing operations in the three months ended June 30, 2023, amounted to $1.7 million, whereas, in the same period of 2022 general and administrative expenses totaled $1.1 million. This increase stemmed from a higher fee paid to Castor Ships, our manager, following entry into an amended and restated master management agreement with Castor Ships with effect from July 1, 2022.

Gain on sale of vessel from continuing operations in the three months ended June 30, 2023, amounted to $3.1 million following the sale of M/V Magic Rainbow on April 18, 2023.

During the three months ended June 30, 2023, we incurred net interest costs and finance costs from continuing operations amounting to $2.4 million compared to $1.5 million during the same period in 2022. The increase is due to our higher weighted average interest rate as a result of the increase in the variable benchmark rates during the three months ended June 30, 2023, as compared with the same period of 2022, partly offset by an increase in interest we earned from time deposits due to increased interest rates.

Other income / (expenses), net from continuing operations in the three months ended June 30, 2023, amounted to $3.0 million, which mainly includes the unrealized gain of $2.6 million from revaluing our investments in listed equity securities (investment in Eagle Bulk Shipping Inc.) at period end market rates. We did not hold any investment in equity securities during the three months period ended June 30, 2022.

Recent Financial Developments Commentary:

At-the-market (“ATM”) common stock offering program

On May 23, 2023, we entered into an equity distribution agreement, for an at-the-market offering, with Maxim Group LLC acting as a sales agent, under which we may sell an aggregate offering price of up to $30.0 million (the “ATM Program”). No warrants, derivatives, or other share classes were associated with this transaction. As of June 30, 2023, we had received gross proceeds of $0.8 million under the ATM Program by issuing 1,879,888 common shares. The net proceeds under the ATM Program, after deducting sales commissions and other transaction fees and expenses (advisory and legal fees), amounted to $0.7 million. As of August 7, 2023, we had 96,623,876 common shares issued and outstanding.

New Series D Preferred shares

On August 7, 2023, we agreed to issue 50,000 Series D Preferred shares (“Pref D shares”) of $1,000 each to Toro Corp (“Toro"), for a total consideration of $50 million in cash. The distribution rate of the Pref D shares is 5%, paid quarterly, and they are convertible to common shares of Castor from the first anniversary of the issue date at the lower of (i) $0.70 and (ii) the 5 day value weighted average price immediately preceding the conversion, subject to a minimum conversion price. The distribution rate is set to increase by a factor of 1.3 times per annum from year 7 with a maximum rate of 20%. This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective independent committees who negotiated the transaction.

Investment in listed equity securities

On June 30, 2023, we filed a Schedule 13G, reporting that we hold 1,391,500 shares of common stock of Eagle Bulk Shipping Inc. (“Eagle”), representing 14.99% of the issued and outstanding shares of common stock of Eagle as of June 23, 2023.

 Liquidity/ Financing/ Cash flow update

Our consolidated cash position (including our restricted cash) from continuing operations as of June 30, 2023 decreased by $71.5 million to $38.3 million, as compared to our cash position on December 31, 2022 which amounted to $109.9 million. The decrease was mainly the result of: (i) $8.5 million of net operating cash flows received during the six months ended June 30, 2023, (ii) $72 million of net cash outflow from the purchase and sale of equity securities, offset by dividends received of $0.4 million,  (iii) $11.4 million of net proceeds from the sale of M/V Magic Rainbow to an unaffiliated third-party buyer, offset by $0.2 million used for other capital expenditures relating to our fleet, (iv) $0.2 million of dividend received from our investment in Toro, (v) $23.1 million for scheduled principal repayments and early prepayments due to sale of vessel, on our debt, (vi) $2.7 million cash reimbursement from Toro related to the Spin-Off expenses incurred by us on Toro’s behalf during 2022 and up to the completion of the Spin-Off and (vii) $0.7 million of net proceeds under the ATM Program.

As of June 30, 2023, our total debt (including the debt related to assets held for sale) from continuing operations, gross of unamortized deferred loan fees, was $117.3 million of which $31.7 million is repayable within one year, as compared to $140.5 million of gross total debt as of December 31, 2022.

Recent Business Developments Commentary:

Sale of vessels

On April 18, 2023, the M/V Magic Rainbow was delivered to its new owners. The Company recorded during the second quarter of 2023 a net gain on the sale of the M/V Magic Rainbow of approximately $3.1 million.

On June 2, 2023, we entered into an agreement with a third party for the sale of the M/V Magic Twilight, a 2010-built Kamsarmax, at a price of $17.5 million. On July 20, 2023, the M/V Magic Twilight was delivered to its new third party owners. The Company expects to record during the third quarter of 2023 a net gain on the sale of the M/V Magic Twilight of approximately $4.0 million, excluding any transaction related costs.

Recent Other Developments Commentary:

Nasdaq Capital Market Minimum Bid Price Notice

 On April 20, 2023, the Company received written notification from the Nasdaq Stock Market that it was not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market and was provided with 180 calendar days, or until October 17, 2023, to regain compliance with this requirement. The Company intends to monitor the closing bid price of its common stock during the compliance period and is considering its options to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the grace period and meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace periods. During this time, the Company's common stock will continue to be listed and trade on the Nasdaq Capital Market. The Company's business operations are not affected by the receipt of the notification.

Fleet Employment Status (as of August 7, 2023) During the three months ended June 30, 2023, we operated on average 21.2 vessels earning a Daily TCE Rate(2) of $12,530 as compared to an average of 20.0 vessels earning a Daily TCE Rate(2) of $23,137 during the same period in 2022.

Our current employment profile is presented immediately below.

(2) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Dry Bulk Carriers
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Orion	Capesize	180,200	2006	Japan	TC (1) period	101% of BCI5TC (2)	Jan-24	Apr-24
Magic Venus	Kamsarmax	83,416	2010	Japan	TC period	100% of BPI5TC(3)	Apr-24	Jul-24
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	97% of BPI5TC	Sep-23	Dec-23
Magic Argo	Kamsarmax	82,338	2009	Japan	TC period	103% of BPI5TC	Apr-24	Jul-24
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	100% of BPI5TC	Sep-23	Dec-23
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	$18,000 per day (4)	Nov-23 (12)	Feb-24
Magic Nebula	Kamsarmax	80,281	2010	Korea	TC trip	$9,350 per day	Oct-23	-
Magic Nova	Panamax	78,833	2010	Japan	TC period	101% of BPI4TC (5)	Sep-23(10)	Dec-23
Magic Mars	Panamax	76,822	2014	Korea	TC period	102% of BPI4TC	Oct-23(9)	Jan-24
Magic Phoenix	Panamax	76,636	2008	Japan	TC period	102% of BPI4TC	Aug-23	Nov-23
Magic Horizon	Panamax	76,619	2010	Japan	TC period	103% of BPI4TC	Mar-24	-(7)
Magic Moon	Panamax	76,602	2005	Japan	TC period	95% of BPI4TC	Apr-23	Jul-23 (13)
Magic P	Panamax	76,453	2004	Japan	TC period	$13,100 per day (6)	Oct-23(11)	Jan-24
Magic Sun	Panamax	75,311	2001	Korea	TC trip	$13,000 per day (8)	Oct-23	-
Magic Vela	Panamax	75,003	2011	China	TC period	95% of BPI4TC	May-24	Aug-24
Magic Eclipse	Panamax	74,940	2011	Japan	TC period	100% of BPI4TC	Mar-24	Jun-24
Magic Pluto	Panamax	74,940	2013	Japan	TC period	100% of BPI4TC	Dec-23	Mar-24
Magic Callisto	Panamax	74,930	2012	Japan	TC period	101% of BPI4TC	Apr-24	Jul-24

Containerships
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate ($/day)	Estimated Redelivery Date
							Earliest	Latest
Ariana A	Containership	38,117	2005	Germany	TC period	$20,200	Jan-24	Mar-24
Gabriela A	Containership	38,121	2005	Germany	TC period	$26,350	Feb-24	May-24

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average of the Baltic Capesize Index 5TC routes (“BCI5TC”) is a non-scrubber fitted 180,000mt dwt vessel (Capesize) with specific age, speed – consumption, and design characteristics.

(3)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 5TC routes ("BPI5TC") is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.

(4)
The vessel’s daily gross charter rate is equal to 98% of BPI5TC. In accordance with the prevailing charter party, on April 5, 2023, the owners converted the index-linked rate to fixed from April 7, 2023, until September 30, 2023, at a rate of $18,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(5)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed – consumption, and design characteristics.

(6)
The vessel’s daily gross charter rate is equal to 96% of BPI4TC. In accordance with the prevailing charter party, on January 16, 2023, the owners converted the index-linked rate to fixed from February 1, 2023, until September 30, 2023, at a rate of $13,100 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(7)
The earliest redelivery under the prevailing charter party is 8 months after delivery. Thereafter both Owners and Charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(8)
On July 19, 2023, the vessel was fixed under a trip time charter contract, with expected delivery on about 10/08/2023, with a rate of $13,000 / Day plus $300,000 as a one-off Gross Ballast Bonus, and estimated duration of around 65 days, in accordance with the governing charter party.

(9)
On October 2, 2023, the vessel will be delivered under a new charter with a daily gross charter rate equal to 102% BPI4TC for a minimum period of 7 months after delivery. Thereafter, in accordance with the prevailing charter party, both Owners and Charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(10)
On September 19, 2023, the vessel will be delivered under a new charter with a daily gross charter rate equal to 101% BPI4TC for a minimum period of 7 months after delivery. Thereafter, in accordance with the prevailing charter party, both Owners and Charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(11)
On October 12, 2023, the vessel will be delivered under a new charter with a daily gross charter rate equal to 96% BPI4TC for a minimum period of 7 months after delivery. Thereafter, in accordance with the prevailing charter party, both Owners and Charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(12)
On November 3, 2023, the vessel will be delivered under a new charter with a daily gross charter rate equal to 98% BPI5TC for a minimum period of 7 months after delivery. Thereafter, in accordance with the prevailing charter party, both Owners and Charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(13)
The vessel is still employed under its existing charter party. As of June 30, 2023, the vessel is classified as held for sale and is expected to be delivered to its new owners during the third quarter of 2023.

Financial Results Overview of Continuing Operations:

Set forth below are selected financial data of our dry bulk and containerships fleets (continuing operations) for each of the three and six months ended June 30, 2023, and 2022, respectively:

	Three Months Ended		Six Months Ended
(Expressed in U.S. dollars)	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Total vessel revenues	$25,278,111	$41,718,547	$49,747,081	79,529,412
Operating income	$7,632,559	$23,519,840	$10,778,134	43,489,330
Net income, net of taxes	$8,186,791	$21,975,782	$1,676,753	40,432,494
EBITDA (1)	$16,106,765	$27,930,009	$17,721,211	52,171,020
Adjusted EBITDA(1)	$13,518,604	$27,930,009	$22,828,638	52,171,020
Earnings (basic and diluted) per common share	$0.09	$0.23	$0.02	0.43

(1)        EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our dry bulk and containership fleets (continuing operations) for each of the three and six months ended June 30, 2023, and 2022, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended June 30,		Six Months Ended June 30,
(Expressed in U.S. dollars except for operational data)	2023	2022	2023	2022
Ownership Days (1)(7)	1,928	1,820	3,908	3,616
Available Days (2)(7)	1,904	1,786	3,884	3,582
Operating Days (3)(7)	1,890	1,757	3,869	3,538
Daily TCE Rate (4)	$12,530	$23,137	$12,113	$21,816
Fleet Utilization (5)	99%	98%	100%	99%
Daily vessel operating expenses (6)	$5,399	$5,927	$5,547	$5,783

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.

(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.

(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.

(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.

(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.

(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
REVENUES
Total vessel revenues	$25,278,111	$41,718,547	$49,747,081	$79,529,412
EXPENSES
Voyage expenses (including commissions to related party)	(1,421,455)	(395,112)	(2,698,540)	(1,384,566)
Vessel operating expenses	(10,408,844)	(10,787,035)	(21,676,527)	(20,914,440)
Management fees - related parties	(1,784,325)	(1,547,000)	(3,615,825)	(3,077,000)
Depreciation and amortization	(5,489,084)	(4,329,965)	(11,301,547)	(8,602,774)
General and administrative expenses (including related party fees)	(1,670,412)	(1,139,595)	(2,805,076)	(2,061,302)
Gain on sale of vessel	3,128,568	—	3,128,568	—
Operating income	$7,632,559	$23,519,840	$10,778,134	$43,489,330
Interest and finance costs, net (including related party interest costs) (1)	(2,388,617)	(1,534,781)	(4,677,732)	(2,959,190)
Other income / (expenses), net	2,985,122	80,204	(4,358,470)	78,916
Income taxes	(42,273)	(89,481)	(65,179)	(176,562)
Net income and comprehensive income from continuing operations, net of taxes	$8,186,791	$21,975,782	$1,676,753	$40,432,494
Net income and comprehensive income from discontinued operations, net of taxes	$—	5,777,714	$17,339,332	$7,297,290
Net income and comprehensive income	$8,186,791	27,753,496	$19,016,085	$47,729,784
Earnings per common share, basic and diluted, continuing operations	$0.09	$0.23	$0.02	$0.43
Earnings per common share, basic and diluted, discontinued operations	$—	$0.06	$0.18	$0.08
Earnings per common share, basic and diluted, total	$0.09	$0.29	$0.20	$0.50
Weighted average number of common shares outstanding, basic and diluted:	94,957,401	94,610,088	94,784,704	94,610,088

(1)	Includes interest and finance costs and interest income, if any.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$28,574,177	$100,593,557
Restricted cash	2,445,360	1,684,269
Due from related parties	5,458,734	2,437,354
Assets held for sale	23,048,646	—
Other current assets	71,807,047	6,762,778
Current assets of discontinued operations	—	54,763,308
Total current assets	131,333,964	166,241,266

NON-CURRENT ASSETS:
Vessels, net	302,550,388	343,408,466
Restricted cash	7,295,000	7,550,000
Due from related parties	3,044,495	3,514,098
Investment in related party	117,521,579	—
Other non-currents assets	6,568,582	9,491,322
Non-Current assets of discontinued operations	—	102,715,796
Total non-current assets	436,980,044	466,679,682
Total assets	568,314,008	632,920,948

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	20,428,579	29,170,815
Debt related to assets held for sale, net	10,622,652	—
Other current liabilities	8,997,789	15,671,903
Current liabilities of discontinued operations	—	6,519,051
Total current liabilities	40,049,020	51,361,769
NON-CURRENT LIABILITIES:		+
Long-term debt, net	85,013,187	109,600,947
Non-Current liabilities of discontinued operations	—	10,463,172
Total non-current liabilities	85,013,187	120,064,119
Total liabilities	125,062,207	171,425,888

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 and 96,489,976 issued and outstanding as of December 31, 2022, and June 30, 2023, respectively	96,490	94,610

Due from shareholders	(38,475)	—
Series B Preferred Shares- 12,000 shares issued and outstanding as of June 30, 2023, and December 31, 2022	12	12
Additional paid-in capital	266,435,404	303,658,153
Retained Earnings	176,758,370	157,742,285
Total shareholders’ equity	443,251,801	461,495,060
Total liabilities and shareholders’ equity	$568,314,008	$632,920,948

CASTOR MARITIME INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Six months Ended June 30,
	2023	2022
Cash Flows provided by Operating Activities of continuing operations:
Net income	$19,016,085	$47,729,784
Less: Net income from discontinued operations, net of taxes	17,339,332	7,297,290
Net income from continuing operations, net of taxes	1,676,753	40,432,494
Adjustments to reconcile net income from continuing operations to net cash provided by Operating Activities:
Depreciation and amortization	11,301,547	8,602,774
Amortization of deferred finance charges	423,855	373,239
Amortization of fair value of acquired time charters	1,429,137	—
Gain on sale of vessel	(3,128,568)	—
Realized gain on sale of equity securities	(2,636)	—
Unrealized loss on equity securities	5,107,427	—
Dividend income on equity securities	(366,002)	—
Dividend income from related party	(451,111)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	1,151,337	2,619,792
Inventories	(149,269)	(617,996)
Due from/to related parties	(2,524,174)	(1,960,253)
Prepaid expenses and other assets	1,029,338	427,899
Other deferred charges	51,138	165,899
Accounts payable	(3,819,388)	2,242,854
Accrued liabilities	(793,036)	14,582
Deferred revenue	(1,093,999)	(792,983)
Dry-dock costs paid	(1,296,552)	(264,053)
Net Cash provided by Operating Activities from continuing operations	8,545,797	51,244,248

Cash flow (used in) Investing Activities of continuing operations:
Vessel acquisitions (including time charters acquired) and other vessel improvements	(204,763)	(23,043,438)
Purchase of equity securities	(72,211,450)	—
Dividends received on equity securities	366,002	—
Dividends received from related parties	151,667	—
Proceeds from sale of equity securities	258,999	—
Net proceeds from sale of vessel	11,349,705	—
Net cash used in Investing Activities from continuing operations	(60,289,840)	(23,043,438)

Cash flows (used in)/ provided by Financing Activities of continuing operations:
Gross proceeds from Issuance of common shares	785,804	—
Common shares issuance expenses	(65,716)	(65,797)
Proceeds from long-term debt	—	55,000,000
Repayment of long-term debt	(23,131,200)	(10,354,000)
Payment of deferred financing costs	(25,178)	(704,558)
Proceeds received from Toro related to Spin-Off	2,667,044	—
Net cash (used in)/ provided by Financing Activities from continuing operations	(19,769,246)	43,875,645

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations	20,409,041	1,580,903
Net cash used in Investing Activities from discontinued operations	(153,861)	(62,383)
Net cash used in Financing Activities from discontinued operations	(62,734,774)	(1,700,000)
Net cash used in from discontinued operations	(42,479,594)	(181,480)

Net (decrease)/increase in cash, cash equivalents, and restricted cash	(113,992,883)	71,894,975
Cash, cash equivalents and restricted cash at the beginning of the period	152,307,420	43,386,468
Cash, cash equivalents and restricted cash at the end of the period	$38,314,537	$115,281,443

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter, or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our dry bulk and containership fleet (continuing operations) to Total vessel revenues (from continuing operations) for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars, except for Available Days)	2023	2022	2023	2022
Total vessel revenues	$25,278,111	$41,718,547	$49,747,081	$79,529,412
Voyage expenses -including commissions from related party	(1,421,455)	(395,112)	(2,698,540)	(1,384,566)
TCE revenues	$23,856,656	$41,323,435	$47,048,541	$78,144,846
Available Days	1,904	1,786	3,884	3,582
Daily TCE Rate	$12,530	$23,137	$12,113	$21,816

EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs.Adjusted EBITDA represents EBITDA adjusted to exclude unrealized gain/loss on equity securities, which the Company believes are not indicative of the ongoing performance of its core operations, EBITDA and Adjusted EBITDA are used as supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes for EBITDA, and further excluding unrealized gains/ loss on securities for Adjusted EBITDA, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to Net income from continuing operations, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars)	2023	2022	2023	2022
Net Income from continuing operations, net of taxes	$8,186,791	$21,975,782	$1,676,753	$40,432,494
Depreciation and amortization	5,489,084	4,329,965	11,301,547	8,602,774
Interest and finance costs, net (including related party interest costs) (1)	2,388,617	1,534,781	4,677,732	2,959,190
US source income taxes	42,273	89,481	65,179	176,562
EBITDA	$16,106,765	$27,930,009	$17,721,211	$52,171,020
Unrealized (gain) / loss on equity securities	(2,588,161)	—	5,107,427	—
Adjusted EBITDA	$13,518,604	$27,930,009	$22,828,638	$52,171,020

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the effects of the spin-off of our tanker business, our business strategy, shipping markets conditions and trends, the rapid growth of our fleet, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of adverse weather and natural disasters. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer & Chief Financial Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com